GATEWAY DISTRIBUTORS, LTD.
                         3035 E. PATRICK LANE, SUITE 14
                             LAS VEGAS, NEVADA 89120
                            TELEPHONE (702) 938-9316



VIA EDGAR


United States Securities and Exchange Commission
Mail Stop 0304
Washington, D.C. 20549

     Re:  Gateway Distributors, Ltd. Preliminary and Definitive Information
          -----------------------------------------------------------------
          Statements on Forms 14C
          -----------------------

Ladies and Gentlemen:

     Gateway Distributors, Ltd. requests the withdrawal of the Company's Preliminary Information Statement on Form 14C, file number 000-27879, filed on March 24, 2004, and the withdrawal of the Company's Definitive Information Statement on Form 14C, file number 000-27879, filed on April 5, 2004. The Company has elected to postpone the increase in the Company's authorized shares of preferred stock due to a determination that it would not be in the Company's best interest to proceed at this time. No offers, issuances or sales of the Company's preferred stock have been or will be made pursuant to the Information Statements.

     If you have any questions, please contact me or Norman T. Reynolds of Glast, Phillips and Murray, P.C. at (713) 237-3135.

                                           Very truly yours,

                                           /s/  Richard  A.  Bailey

                                           Richard  A.  Bailey
                                           President


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